SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

TILLY’S, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

886885-102

(CUSIP Number)

DECEMBER 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.: 886885-102

1	NAMES OF REPORTING PERSONS Hezy Shaked
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES, ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 14,801,720 (1)
	6	SHARED VOTING POWER 780,611 (2)
	7	SOLE DISPOSITIVE POWER 9,468,405 (3)
	8	SHARED DISPOSITIVE POWER 780,611 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,801,720 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 83.8% (4)
12	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes (a) 9,468,405 shares of Class B Common Stock held by The Hezy Shaked Living Trust (the “HS Living Trust”), of which Mr. Shaked is the trustee and beneficiary with sole voting and dispositive power, (b) 5,308,315 shares of Class B Common Stock held by The Tilly Levine Separate Property Trust, of which Ms. Levine is the trustee and beneficiary, over which Mr. Shaked has sole voting power pursuant to a voting trust agreement with Ms. Levine and (c) 25,000 shares of Class A Common Stock underlying an option which will vest and become exercisable on March 24, 2015.
(2)	Represents 780,611 shares of Class A Common Stock held by Reid Investments, LLC (the “LLC”), of which Mr. Shaked serves as sole manager with voting and investment control over the securities held by the LLC.
(3)	Represents 9,468,405 shares of Class B Common Stock held the HS Living Trust.
(4)	Represents the shares over which the reporting person has or shares voting power. The shares over which the reporting person has or shares dispositive power represent 53.9% of the outstanding shares of capital stock of the Issuer on an as-converted basis. All percentages assume the conversion of all shares of Class B Common Stock into shares of Class A Common Stock on a one-for-one basis and is based upon 11,503,186 shares of Class A Common Stock and 16,574,265 shares of Class B Common Stock outstanding as of December 5, 2014, as reported in the Issuer’s most recent Form 10-Q filed on December 9, 2014. Holders of Class B Common Stock are entitled to ten votes per share on all matters to be voted on by the Issuer’s common stockholders.

SCHEDULE 13G

CUSIP No.: 886885-102

1	NAMES OF REPORTING PERSONS Tilly Levine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES, ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 898,772 (1)
	6	SHARED VOTING POWER 0 (1)
	7	SOLE DISPOSITIVE POWER 6,207,087 (1)
	8	SHARED DISPOSITIVE POWER 0 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,207,087 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (2)
12	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Represents (a) 5,308,315 shares of Class B Common Stock held by the Tilly Levine Separate Property Trust of which Tilly Levine is the sole trustee and beneficiary (the “Levine Shares”), and (b) 449,386 shares of Class B Common Stock held by each of two trusts of which Ms. Levine is trustee (898,772 shares in total) (the “Trust Shares”). Pursuant to a voting trust agreement with Mr. Shaked, Ms. Levine has granted Mr. Shaked, as trustee under the agreement, the right to vote the Levine Shares. Ms. Levine retains dispositive power over and full economic interest in the Levine Shares. Mr. Shaked has reported the Levine Shares in this Schedule 13G under Rule 13d-3(a) but disclaims beneficial ownership over such shares. Ms. Levine disclaims beneficial ownership over the Trust Shares except to the extent of any pecuniary interest therein.
(2)	Represents the shares over which the reporting person has or shares voting power. The Reporting Person has sole dispositive power over the 6,207,087 shares of Class B Common Stock reported herein. All percentages assume the conversion of all shares of Class B Common Stock into shares of Class A Common Stock on a one-for-one basis and is based upon 11,503,186 shares of Class A Common Stock and 16,574,265 shares of Class B Common Stock outstanding as of December 5, 2014, as reported in the Issuer’s most recent Form 10-Q filed on December 9, 2014. Holders of Class B Common Stock are entitled to ten votes per share on all matters to be voted on by the Issuer’s common stockholders.

SCHEDULE 13G

CUSIP No.: 886885-102

1	NAMES OF REPORTING PERSONS Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Netta Shaked-Schroer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 449,386 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 449,386 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 449,386 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.5% (2)
12	TYPE OF REPORTING PERSON (see instructions) OO (trust)

(1)	Represents shares of Class B Common Stock held by the reporting person, of which Tilly Levine is the sole trustee.
(2)	Represents the shares over which the reporting person has or shares voting power and has or shares dispositive power, assuming the conversion of all shares of Class B Common Stock into shares of Class A Common Stock on a one-for-one basis and is based upon 11,503,186 shares of Class A Common Stock and 16,574,265 shares of Class B Common Stock outstanding as of December 5, 2014, as reported in the Issuer’s most recent Form 10-Q filed on December 9, 2014. Holders of Class B Common Stock are entitled to ten votes per share on all matters to be voted on by the Issuer’s common stockholders.

SCHEDULE 13G

CUSIP No.: 886885-102

1	NAMES OF REPORTING PERSONS Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Amy Shaked-Diaz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 449,386 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 449,386 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 449,386 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.5% (2)
12	TYPE OF REPORTING PERSON (see instructions) OO (trust)

(1)	Represents shares of Class B Common Stock held by the reporting person, of which Tilly Levine is the sole trustee.
(2)	Represents the shares over which the reporting person has or shares voting power and has or shares dispositive power, assuming the conversion of all shares of Class B Common Stock into shares of Class A Common Stock on a one-for-one basis and is based upon 11,503,186 shares of Class A Common Stock and 16,574,265 shares of Class B Common Stock outstanding as of December 5, 2014, as reported in the Issuer’s most recent Form 10-Q filed on December 9, 2014. Holders of Class B Common Stock are entitled to ten votes per share on all matters to be voted on by the Issuer’s common stockholders.

SCHEDULE 13G

CUSIP No.: 886885-102

1	NAMES OF REPORTING PERSONS Reid Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 780,611 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 780,611 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 780,611 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4% (2)
12	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Represents shares of Class A Common Stock held by Reid Investments, LLC (the “LLC”). Mr. Shaked serves as sole manager of the LLC with sole voting and investment control over the securities held thereby. As a result, Mr. Shaked may be deemed to indirectly beneficially own the securities held by the LLC.
(2)	Represents the shares over which the reporting person has or shares voting power and has or shares dispositive power, assuming the conversion of all shares of Class B Common Stock into shares of Class A Common Stock on a one-for-one basis and is based upon 11,503,186 shares of Class A Common Stock and 16,574,265 shares of Class B Common Stock outstanding as of December 5, 2014, as reported in the Issuer’s most recent Form 10-Q filed on December 9, 2014. Holders of Class B Common Stock are entitled to ten votes per share on all matters to be voted on by the Issuer’s common stockholders.

SCHEDULE 13G

CUSIP No.: 886885-102

Item 1 (a).	Name of Issuer:

Tilly’s, Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

10 Whatney

Irvine, CA 92618

Item 2 (a).	Name of Person(s) Filing:

Hezy Shaked

Tilly Levine

Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Netta Shaked-Schroer (“Trust I”)

Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Amy Shaked-Diaz (“Trust II”)

Reid Investments, LLC (the “LLC”)

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

Principal business office for Mr. Shaked, Ms. Levine, the LLC, Trust I and Trust II:

10 Whatney

Irvine, CA 92618

SCHEDULE 13G

CUSIP No.: 886885-102

Item 2 (c).	Citizenship:

Hezy Shaked	United States, Israel
Tilly Levine	United States, Israel
Trust I	California
Trust II	California
Reid Investments, LLC	Delaware

Item 2 (d).	Title of Class of Securities:

Class A Common Stock

Item 2 (e).	CUSIP Number:

886885-102

Item 3.

Not applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)-(c) See Items 5-11 on the cover pages hereto.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

SCHEDULE 13G

CUSIP No.: 886885-102

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SCHEDULE 13G

CUSIP No.: 886885-102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

By:	/s/ Hezy Shaked
Hezy Shaked

By:	/s/ Tilly Levine
Tilly Levine

Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Netta Shaked-Schroer

By:	/s/ Tilly Levine
Tilly Levine
Trustee

Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Amy Shaked-Diaz

By:	/s/ Tilly Levine
Tilly Levine
Trustee

Reid Investments, LLC a Delaware limited liability company

By:	/s/ Hezy Shaked
Hezy Shaked
Manager